P.O. Box 10008, Willow House, Cricket Square

Grand Cayman, Cayman Islands KY1-1001

August 30, 2023

Ms. Melissa Kindelan

Ms. Kathleen Collins

Mr. Austin Pattan

Mr. Jeff Kauten

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nvni Group Limited

Amendment No. 2 to Registration Statement on Form F-4

Filed August 11, 2023

File No. 333-272688

Ladies and Gentlemen:

Thank you for your letter dated August 24, 2023, addressed to the undersigned, Pierre Schurmann, Chief Executive Officer of Nvni Group Limited, an exempted company incorporated with limited liability in the Cayman Islands (the “Company”), setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) on the Company’s Amendment No. 2 (the “Second Amendment”) to the registration statement to Form F-4 (the “Registration Statement”) filed with the U.S. Securities and Exchange Commission (the “Commission”) on August 11, 2023.

We appreciate the effort that went into the Staff’s comments and have carefully considered the Staff’s comments on the Second Amendment. Our responses to the Staff’s comments as well as certain other updated information are set forth below. To facilitate the Staff’s review, we have keyed our responses on the headings1 and numbered comments used in the Staff’s comment letter, which we have reproduced in bold face text. Our responses follow the comments. Where our response is contained in the Amendment No. 3 to the Registration Statement (the “Third Amendment”) which is filed with this letter, we have so indicated and, where appropriate, provided a section reference. Defined terms used, but not otherwise defined, herein have the meanings ascribed to such terms in the Third Amendment.

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[1]	The page number mentioned in the heading refers to the page number of the Second Amendment and the page number mentioned in the response refers to the page number of the Third Amendment.

Amendment No. 2 to Registration Statement on Form F-4

Summary of the Proxy Statement/Prospectus

New Nuvini Earnout Shares, page 26

1.

We note your revised disclosures throughout the filing in response to prior comment 2, which appear to discuss the August 2, 2023 amendments that deferred certain payment dates in the respective agreements. However, the chart provided in the response reflects activity that occurred subsequent to year end. To the extent these transactions are material to the amounts accrued as of December 31, 2022, please revise to disclose this activity both in the forepart of the filing and in the subsequent events footnote. In this regard, footnote (7) of the chart appears to indicate that payment was made in shares for such amounts after year end. Revise to disclose these subsequent payments and the impact they have on the scheduled payments currently disclosed for each acquisition. Further, disclose the impact of the Leadlovers Correction described in footnote (6) and the impact that has on the amounts owed.

Response: In response to the Staff’s comment, the Company advises the Staff that the column titled “settled in shares” of the aforementioned chart represents amounts to be settled in shares in the future. The Company used the term “settled” erroneously in this chart column to arrive at the balances that were originally included in the Company’s Amendment No. 1 (the “First Amendment”) to the Registration Statement, filed July 11, 2023. The Company advises the Staff that the only payment made subsequent to December 31, 2022 was for an amount of R$2.2 million relating to the Effecti earnout agreement. The Leadlovers Correction relates to an error in the F-4 disclosures relating to the Leadlovers earn-out agreement that was incorrectly disclosed in the First Amendment. Please refer to our response to Comment 2 in our correspondence to the Commission, dated August 10, 2023, for further discussion.

The Company advises the Staff that the subsequent events footnote discloses the amendments to the respective earnout agreements to extend the payment terms that occurred subsequent to December 31, 2022. The only payment subsequent to December 31, 2022 was the $2.2 million related to the Effecti agreement and was consistent with the terms in effect on December 31, 2022. Consequently, this footnote does not represent adjusting or non-adjusting events after the reporting period that would require adjustment or disclosure in the financial statements, pursuant to the requirements of IAS 10. Please see Exhibit A for a summary of due dates of all earnouts amounts payable for each earnout agreement.

2.

With regards to the Leadlovers Correction, footnote (6) in your response indicates that the earnout calculation should reflect two Leadlovers partners but it was understated by only reflecting one partner in the calculation. The R$40,627 that you previously disclosed, and revised in this amendment, appears to represent 50% of the Leadlover current and noncurrent deferred consideration at December 31, 2021. Explain further how this change relates to the fact that the earnout calculation was understated because it did not reflect the correct number of Leadlover partners. Also, clarify why this did not impact the liability balance. Further, to the extent the earnout calculation was incorrectly calculated by using only one and not two partners, tell us why the revised disclosures reflect a reduction to the amount owed. In addition, the correction in the chart provided in your response totals approximately R$18 million while the change in the amount disclosed on page F-79 appears to be approximately R$8.5 million. Please explain or revise as necessary.

Response: The Company respectfully advises the Staff that the disclosure on pages 27 and 144 in the First Amendment was understated in that it omitted the cash payment due to one of the partners as was indicated in note (6) in our previous response. In addition, the cash payments due in 2024 to both partners were also omitted from the amounts disclosed on pages 27 and 144 in the First Amendment, as depicted in the table below.

The total amount omitted from the disclosure on the First Amendment was R$18 million. Please refer to the table below for further information and additional reconciliation.

			Financial Statements (December 31, 2021)	Financial Statements (December 31, 2022)	SEC Comment #2 F-4 Page 26 and 143 (July 10, 2023 Filing Date)		Correct view considering 2 sellers instead of 1
Company	Seller	% of each seller	Present Value (R$ ‘000)	Present Value (R$ ‘000)	Cash R$ ‘000	Settled in shares R$ ‘000	Due Date	Cash R$ ‘000	Settled in shares R$ ‘000
Leadlovers	Diego Luiz Carmona	50%	13,040	14,049	8,391	8,391	Oct/2023	8,391	8,391
	Fabio Leandro Verschoor	50%	13,040	14,049			Oct/2023	8,391	8,391
	TOTAL 1o. Installment	100%	26,080	28,097	8,391	8,391		16,782	16,782
	Diego Luiz Carmona	50%	15,602	9,420	5,126	5,126	Oct/2023	5,266	5,266
	Fabio Leandro Verschoor	50%	15,602	9,420			Oct/2023	5,266	5,266
	TOTAL 2o. Installment	100%	31,203	18,840	5,126	5,126		10,531	10,531
	Diego Luiz Carmona	50%	11,985	8,615	0	0	Feb/2024	2,385	2,385
	Fabio Leandro Verschoor	50%	11,985	8,615	0	0	Feb/2024	2,385	2,385
	TOTAL 3o. Installment	100%	23,970	17,229	0	0		4,770	4,770
TOTAL			81,254	64,167	13,517	13,517		32,083	32,083
		Cash 50%	40,627	32,083

		Shares 50%	40,627	32,083

We confirm that the R$40,627 previously disclosed in Note 5 to the Financial Statements reflected the cash liability balance as of December 31, 2021, but should have been the cash liability as of December 31, 2022 of R$32,083, as revised on page F-79 in the Second Amendment. This correction represented the R$8.5 million correction.

Although this amount was incorrectly disclosed in the notes to the Financial Statements, the total Leadlovers earnout liability in the Company’s balance sheet as of December 31, 2022 was correct and required no adjustment.

The Business Combination Ownership of New Nuvini, page 147

3.

Please disclose the level of redemptions above which the minimum cash condition would not be satisfied. Clarify that to in order to proceed with the business combination with redemptions above that level you would need to waive the minimum cash condition.

Response: In response to the Staff’s comment, the Company has revised the sections in the Third Amendment titled “Questions and Answers About the Business Combination and the Special Meeting – What equity stake will the current stockholders of Mercato and the current shareholders of Nuvini hold in New Nuvini after the Closing of the Business Combination?” on page 10, “Summary of the Proxy Statement / Prospectus – Ownership of New Nuvini Following the Closing” on page 31, “The Business Combination – Ownership of New Nuvini” on pages 147 to 148, and “The Business Combination Agreement and Ancillary Documents – Consideration to be Received in the Business Combination – Ownership of New Nuvini Following the Closing” on page 186 and “Unaudited Pro Forma Condensed Combined Financial Information – Basis of Pro Forma Presentation” on page 207.

Unaudited Pro forma Condensed Combined Financial Information

Notes to Unaudited Pro Forma Condensed Combined Financial Information

Earnings (loss) per share, page 215

4.

You state in your response to prior comment 6 that the subscription rights and contingent consideration are excluded from pro forma EPS calculations as they are anti-dilutive. Please explain further why such shares are excluded from pro forma basic loss per share. To the extent the shares are excluded because certain time-based and performance-based conditions have not been met for the contingent consideration arrangements as your response seems to indicate, or the shares have certain exercise provisions as your disclosures on page F-99 appear to indicate, then revise to clarify as such. Further, adjustment (e) indicates that the contingent consideration will be settled in shares upon consummation of the Business Consummation, which does not appear to be consistent with your response. Please revise.

Response: In response to the Staff’s comment 6 on August 4, 2023, the Company incorrectly stated that the subscription rights and contingent consideration were excluded from the pro forma basic loss per share calculation. Although the statement was incorrect, the Company had correctly included the subscription rights and contingent consideration in the pro forma basic loss per share calculation and were correctly reclassified from a liability to equity as shown in the sections titled “Notes to the Unaudited Pro Forma Condensed Combined Financial Information – 1. Adjustments to Unaudited Pro Forma Condensed Combined Statement of Financial Information” on pages 210, 212, 214, 215, 216 and 217 and pro forma adjustments (g), (e), (gg) and (ee).

In addition, the response to the Staff’s comment 6 on August 4, 2023, the Company incorrectly disclosed the number of shares to be reclassified to equity as 9,980,309 New Nuvini Ordinary Shares and that the number of shares to be reclassified under the contingent consideration arrangements was 14,415,571 New Nuvini Ordinary Shares. The Company has revised such disclosures as these share balances were in shares of Nuvini S.A. and not in New Nuvini Ordinary Shares. All obligations to issue equity that were reclassified to equity on the pro forma financials resulted in 2,427,454 New Nuvini Ordinary Shares that were included in the pro forma basic loss per share calculation. Note 4 on page 216 of the Third Amendment has been revised to clarify these items.

Nuvini S.A. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Performance Indicators, page 241

5.

Similar to our prior comment 7, please tell us why you do not use the IFRS measure of net revenue in calculating the recurrence percentage measure and specifically address how you considered whether “gross revenue” used in such calculation represents a tailored accounting principle. In your response, clarify whether the recurring revenue amount used in such calculation is based on gross or net revenue, and revise as necessary. Refer to Question 100.04 of the non-GAAP C&DIs.

Response: In response to the Staff’s comments, the Company has revised the section in the Third Amendment titled “Nuvini S.A. Management’s Discussion and Analysis of Financial Condition and Results of Operation – Significant Factors Affecting Nuvini S.A.’s Results of Operations – Key Performance Indicators – MRR/ARR” on page 242. The Company has revised the Recurrence percentage calculation disclosed from gross revenue to net revenue.

Comparison of Fiscal Years Ended December 31, 2022 and 2021

Net operating revenue, page 250

6.

We note your revised disclosures in response to prior comment 9. While we acknowledge that fiscal 2022 includes a full year of revenue compared to a partial year for fiscal 2021 for all of your acquisitions with the exception of Effecti, based on the supplemental information provide in your response, it appears that certain acquisitions had a more positive impact on your year-over-year revenue growth while the revenue for other acquisitions decreased from fiscal 2021 to 2022 despite the fact that fiscal 2022 included a full year of revenue. Please revise to include a quantified discussion for each of the acquisitions that contributed positively to your revenue growth along with a discussion of the offsetting impact from those acquisitions that had negative growth during the period. Similar revisions should be made to the various expense discussions, where possible.

Response: In response to the Staff’s comments, the Company has revised the section in the Third Amendment titled “Nuvini S.A. Management’s Discussion and Analysis of Financial Condition and Results of Operation – Comparison of Fiscal Years Ended December 31, 2022 and 2021” on pages 250 to 252.

General and administrative, page 252

7.

Your revised disclosure in response to prior comment 9 indicates that the decrease in general and administrative expense relates to a full year of expenses in fiscal 2022 from companies acquired in fiscal 2021. Please further revise to explain why a full year of activity from these companies would result in less expense compared to a period with less than a full year of activity or provide additional information that would explain such decrease.

Response: In response to the Staff’s comments, the Company has revised the section in the Third Amendment titled “Nuvini S.A. Management’s Discussion and Analysis of Financial Condition and Results of Operation – Comparison of Fiscal Years Ended December 31, 2022 and 2021 – General and administrative” on page 252.

Notes to Consolidated Financial Statements for the Years Ended December 31, 2022 and 2021 Note 20. Net operating revenue, page F-103

8.

We note your response to prior comment 12. Please revise your disclosure to state that the measure is included to satisfy a Brazilian statutory disclosure requirement to provide reconciliation between revenue to taxable gross revenue. Refer to IAS 1, paragraph 112(c).

Response: In response to the Staff’s comments, the Company has revised the section in the Third Amendment titled “Consolidated Financial Statements of Nuvini S.A. for the Years ended December 31, 2022 and 2021 – Note 20. Net operating revenue” on page F-104.

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If the Staff has comments or questions regarding our responses as set forth above or in the Third Amendment, we would appreciate an opportunity to discuss those matters in a conference call with the Staff. We are available to discuss with you at your earliest convenience. Also, please do not hesitate to contact the undersigned, through counsel, Edward S. Best of Mayer Brown LLP at +1 (312) 701-7100 or ebest@mayerbrown.com, if you have any other comments or questions.

Very truly yours,

NVNI GROUP LIMITED

By:	/s/ Pierre Schurmann
Name: Pierre Schurmann
Title: Chief Executive Officer

cc:	Edward S. Best

Mayer Brown LLP

Exhibit A

Exhibit A has been included to show a summary of due dates of all earnouts amounts payable for each agreement.

			Financial Statements (December 31, 2022)	Due Dates
Company	Seller	% of each seller	(R$ ‘000)
Effecti	Fernando Augusto Salla	45%	6,125	Oct/2023
	Everton Porath	45%	6,125	Oct/2023
	Lenilson Porath	10%	1,361	Oct/2023
	TOTAL 1o. Installment	100%	13,611
	Fernando Augusto Salla	45%	14,098	Oct/2023
	Everton Porath	45%	14,098	Oct/2023
	Lenilson Porath	10%	3,133	Oct/2023
	TOTAL 2o. Installment	100%	31,328
	Fernando Augusto Salla	45%	20,483	Nov/23
	Everton Porath	45%	20,483	Nov/23
	Lenilson Porath	10%	4,552	Nov/23
	TOTAL 3o. Installment	100%	45,518

TOTAL	EFFECTI		90,457

Leadlovers	Diego Luiz Carmona	50%	14,049	Oct/2023
	Fabio Leandro Verschoor	50%	14,049	Oct/2023
	TOTAL 1o. Installment	100%	28,097
	Diego Luiz Carmona	50%	9,420	Oct/2023
	Fabio Leandro Verschoor	50%	9,420	Oct/2023
	TOTAL 2o. Installment	100%	18,840
	Diego Luiz Carmona	50%	8,615	Feb/2024
	Fabio Leandro Verschoor	50%	8,615	Feb/2024
	TOTAL 3o. Installment	100%	17,229

TOTAL	LEADLOVERS		64,167

Dataminer	Datapar Gestão de Participações Ltda	100%	14,420	Oct/2023
	TOTAL 1o. Installment	100%	14,420
	Datapar Gestão de Participações Ltda	100%	5,956	Oct/2023
	TOTAL 2o. Installment	100%	5,956
	Datapar Gestão de Participações Ltda	100%	6,662	Feb/2024
	TOTAL 3o. Installment	100%	6,662

TOTAL	DATAMINER		27,038

Onclick	Marcel André Jordão Farto	51%	6,578	Oct/2023
	Leavening Participações Ltda	31%	3,344	Oct/2023
	André Luiz Macedo	11%	1,211	Oct/2023
	André Luiz Vaz Martins	6%	807	Oct/2023
	Bruno Boso Marques	1%	126	Oct/2023
	TOTAL 1o. Installment	100%	12,066
	Marcel André Jordão Farto	51%	2,757	Oct/2023
	Leavening Participações Ltda	31%	1,687	Oct/2023
	André Luiz Macedo	11%	625	Oct/2023
	André Luiz Vaz Martins	6%	327	Oct/2023
	Bruno Boso Marques	1%	51	Oct/2023
	TOTAL 2o. Installment	100%	5,448
	Marcel André Jordão Farto	51%	2,285	Apr/2024
	Leavening Participações Ltda	31%	1,389	Apr/2024
	André Luiz Macedo	11%	493	Apr/2024
	André Luiz Vaz Martins	6%	269	Apr/2024
	Bruno Boso Marques	1%	45	Apr/2024
	TOTAL 3o. Installment	100%	4,480

TOTAL	ONCLICK		21,994

Ipe	Fernando Marques Araújo	20%	1,854	Oct/2023
	Geraldo Rubens Nunes	20%	1,854	Oct/2023
	Rafael de Barros Nunes	20%	1,854	Oct/2023
	Roberto da Costa Viana	20%	1,854	Oct/2023
	Oleir Borges Ferreira	13%	1,205	Oct/2024
	Danilo Gonçalves Borges	7%	649	Oct/2023
	TOTAL 1o. Installment	100%	9,269
	Fernando Marques Araújo	20%	2,084	Oct/2023
	Geraldo Rubens Nunes	20%	2,084	Oct/2023
	Rafael de Barros Nunes	20%	2,084	Oct/2023
	Roberto da Costa Viana	20%	2,084	Oct/2023
	Oleir Borges Ferreira	13%	1,355	Oct/2023
	Danilo Gonçalves Borges	7%	729	Oct/2023
	TOTAL 2o. Installment	100%	10,421
	Fernando Marques Araújo	20%	2,322	Feb/2024
	Geraldo Rubens Nunes	20%	2,322	Feb/2024
	Rafael de Barros Nunes	20%	2,322	Feb/2024
	Roberto da Costa Viana	20%	2,322	Feb/2024
	Oleir Borges Ferreira	13%	1,510	Feb/2024
	Danilo Gonçalves Borges	7%	813	Feb/2024
	TOTAL 3o. Installment	100%	11,612

TOTAL	IPE		31,302

		TOTAL FS	234,957